UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ENI S.p.A.

(Name of Issuer)

Ordinary Shares, nominal value (euro) 1.00 Per Share

(Title of Class of Securities)

26874R108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_| Rule 13d-1(b)
        |X| Rule 13d-1(c)
        |_| Rule 13d-1(d)

CUSIP No. 26874R108

```
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1.       NAME OF REPORTING PERSON:
         Cassa Depositi e Prestiti societa' per azioni (1)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|
                                                                (b)    |_|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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                         5.    SOLE VOTING POWER
                               400,288,338 - 9.99% (2)
         NUMBER OF
           SHARES        6.    SHARED VOTING POWER
        BENEFICIALLY           0
         OWNED BY
           EACH          7.    SOLE DISPOSITIVE POWER
         REPORTING             400,288,338 - 9.99% (2)
          PERSON
           WITH          8.    SHARED DISPOSITIVE POWER
                               0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,288,338 (2)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES|_|


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.99% (2)

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12.      TYPE OF REPORTING PERSON
         CO

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```

(1)Cassa Depositi e Prestiti is a state-controlled company, with the
Republic of Italy (acting through the Ministry of Economy and Finance)
owning 70% of the outstanding share capital. The residual 30% is owned
by 65 Italian Banking Foundations. In comparison with schedule 13G filed
on December 22, 2003 (from which it turned out that the company was
wholly owned by the Republic of Italy), Cassa Depositi e prestiti
ownership breakdown has changed, having the Ministry of Economy and
Finance sold the 30% of the share capital to the banking foundations.

(2)Pursuant to the provisions set forth in art. 9 of the Decree issued
on December 5, 2003 by the Italian Ministry of Economy and Finance,
effective on December 12, 2003, the Republic of Italy transferred
to Cassa depositi e prestiti n. 400,288,338 ENI ordinary shares.
In comparison with last year, the percentage of ownership has slightly
decreased (passing from 9.999% to 9.996%), as a consequence of the
increase of ENI number of shares, due to the exercise of stock options.

Item 1(a). Name of Issuer:

        ENI S.p.A. ("ENI")

Item 1(b). Address of Issuer's Principal Executive Offices:

        Piazzale Enrico Mattei, 1
        00144 Rome, Italy

Item 2(a). Name of Person Filing:

        Cassa Depositi e Prestiti societa' per azioni

Item 2(b). Address of Principal Business Office, or if None, Residence:

        Via Goito, 4
        00185 Rome, Italy

Item 2(c). Citizenship:

        The Republic of Italy

Item 2(d). Title of Class of Securities:

        Ordinary Shares, nominal value(euro)1.00 per share
        (the "Ordinary Shares")

Item 2(e). CUSIP Number:

        26874R108

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or
            13d-2(b) or (c), Check Whether the Person Filing is a:

        Not applicable.

Item 4.   Ownership

        (a) Amount beneficially owned:

            400,288,338 Ordinary Shares.

        (b) Percent of class:

            9.99%

        (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: 400,288,338
       (ii) Shared power to vote or to direct the vote: 0
      (iii) Sole power to dispose or to direct the disposition of:
            400,288,338
       (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on by the Parent
           Holding Company

           Not applicable.

Item 8.   Identification and Classification of Members of the Group

           Not applicable.

Item 9.   Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge
           and belief, the securities referred to above were not acquired
           and are not held for the purpose of or with the effect of
           changing or influencing the control of the issuer of the
           securities and were not acquired and are not held in connection
           with or as a participant in any transaction having that purpose
           or effect.

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in this statement is true, complete and
correct.

                              CASSA DEPOSITI E PRESTITI SOCIETA' PER AZIONI

January 24, 2005

                              /s/ Salvatore Rebecchini

                              Name: Salvatore Rebecchini
                              Title: Chairman